CONSENT OF MURRAY SMITH

The undersigned hereby consents to the inclusion of information related to the mineral properties of Kirkland Lake Gold Ltd. (the “Company”) included in or incorporated by reference into the Registration Statement on Form 40-F (the “Form 40-F”) being filed by the Company with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	the technical report entitled “Report on the Mineral Resources & Minerals Reserves of the Northern Territory Operations, Northern Territory, Australia dated March 21, 2016 (the “Report”),”
(b)	the disclosure related to Report the in the Annual Information Form of the Company dated March 21, 2016,
(c)	the disclosure related to the Report in the News Release of the Company dated March 21, 2016, and
(d)	the disclosure related to the Report in the Material Change Report of the Company dated March 21, 2016 (collectively, the “Exhibits”).

The undersigned further consents to the reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Murray Smith
Name: Murray Smith, BEng (Mining), MAusIMM
Title: Principal Mining Consultant, Mining Plus Pty Ltd

Date: August 4, 2017